# VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY



JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com



January 6, 2006


06010145



**VIA FEDEX**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iv) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 12g3-2(b)(1)(ii), Henderson has previously furnished to the Commission a list identifying the information required to be provided under Rule 12g3-2(b)(1)(i) and stating when and by whom such information is required to be made public, filed with any such exchange or distributed to security holders. Rule 12g3-2(b)(1)(iv) requires that a revised list be furnished after the end of any fiscal year in which the list of information required to be provided has changed. As required under the rule, a revised Exhibit A is attached to this letter reflecting the changes made during fiscal year 2005 to the UK and Australian disclosure obligations. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,



John S. Marten

JSM/mme
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

**Exhibit A**

**List of information made or required to be made public, distributed to security holders or filed with the UK Financial Services Authority (FSA), the UK Registrar of Companies, the Australian Stock Exchange ("ASX"") or the Australian Securities Investment Commission ("ASIC") by Henderson Group plc**

**Part 1 – UK disclosure obligations**

The FSA requires the publication of annual reports, which are also sent to shareholders, on request, and filed with the Registrar of Companies pursuant to the Companies Act 1985, and the publication of semi-annual results either in the form of a printed report sent to shareholders or as an advertisement in at least one national newspaper. The Company is also required by the FSA to notify them of important occurrences, such as changes in directors, the issuance and redemption of securities, preliminary profit or loss statement, dividend announcements and any other material facts which, if not disclosed, would lead to substantial movement in the price of its securities.

The following is a summary of the FSA listing and disclosure requirements, as set out in the Disclosure Rules and Listing Rules published by the FSA, concerning notification of material information and the period within which publication or release of such information is required.

**DISCLOSURE RULES**

**Chapter 1**

| **1.2 Modifying Rules and Consulting the FSA** | | Applicable Period |
|---|---|---|
| 1.2.1 | (3) If an issuer, person discharging managerial responsibilities or a connected person has applied for, or been granted, a dispensation or modification from the disclosure rules, it must notify the FSA if it becomes aware of any matter which is material to the relevance or appropriateness of the dispensation or modification. | Immediately |

**1.3 Information Gathering and Publication**

| | | |
|---|---|---|
| 1.3.1 | An issuer, [person discharging managerial responsibilities or connected person] must provide to the FSA:<br>1) any information that the FSA considers appropriate to protect investors or ensure the smooth operation of the market; and<br>2) any other information or explanation that the FSA require to verify whether the disclosure rules are being and have been complied with. | As soon as possible following a request |

| | | | |
|---|---|---|---|
| 1.3.3 | (1) | The FSA may, at any time, require an issuer to publish such information in such form and within such time limits as it considers appropriate to protect investors or to ensure the smooth operation of the market. | Time limits to be advised by the FSA |
| 1.3.6 | | If an issuer is required to notify information to a Regulatory Information Service (RIS) at a time when a RIS is not open for business, it must distribute the information to:<br>1) not less than two national newspapers in the United Kingdom;<br>2) two newswire services operating in the United Kingdom; and<br>3) a RIS for release as soon as it opens. | As soon as possible |

## Chapter 2

### 2.2 Disclosure of Inside Information

| | | | |
|---|---|---|---|
| 2.2.9 | (1) | Subject to the limited ability to delay release of inside information to the public provided by the Disclosure Rules an issuer is required to notify, via a RIS, all inside information in its possession. | As soon as possible |
| | (2) | If an issuer is faced with an unexpected and significant event, a short delay may be acceptable if it is necessary to clarify the situation. In such situations a holding announcement should be used where an issuer believes that there is a danger of inside information leaking before the facts and their impact can be confirmed. | As soon as possible |

### 2.5 Delaying Disclosure of Inside Information

| | | | |
|---|---|---|---|
| 2.5.6 | | Subject to the limited ability to delay the release of inside information to the public provided by the Disclosure Rules, whenever an issuer or a person acting on his behalf or for his account discloses any inside information to any third party in the normal exercise of his employment, profession or duties, the issuer must make complete and effective public disclosure of that information via a RIS. | Simultaneously in the case of an intentional disclosure and as soon as possible in the case of a non-intentional disclosure |

### 2.7 Dealing with Rumours

| | | | |
|---|---|---|---|
| 2.7.2 | (1) | Where press speculate or a market rumour is largely accurate and the information underlying the rumour is inside information then it is likely the issuer can no longer delay disclosure as it is no longer able to ensure the | |

confidentiality of the inside information.

| | | | |
|---|---|---|---|
| | (2) | An issuer that finds itself in the circumstances described in paragraph (1) should disclose the inside information in accordance with DR 2.6.2 R *[DR 2.6.2 R requires an issuer to have in place measures which enable public disclosure to be made via a RIS as soon as possible in case the issuer is not able to ensure the confidentiality of the relevant inside information]* | As soon as possible |

**Chapter 3**

**Notification of Transactions by Issuers to a RIS**

| | | | |
|---|---|---|---|
| 3.1.4 | (1) | An issuer must notify a RIS of any information notified to it in accordance with:<br>a) DR 3.1.2 R *[DR 3.1.2 R requires persons discharging managerial responsibilities and their connected persons to notify the issuer in writing of the occurrence of all transactions conducted on their account in the shares of the issuer, or derivatives or any other financial instruments relating to these shares within 4 business days of the day on which the transaction occurred]*; and<br>b) Section 324 as extended by section 328 of the Companies Act 1985 or entered into the issuer's register in accordance with section 325 (3) or (4) of the Companies Act 1985 | As soon as possible and in any event by no later than the end of the business day following the receipt of the information by the issuer |

---

**LISTING RULES**

**Chapter 1 - Preliminary**

**1.3 Information gathering and publication** — Applicable Period

**Information gathering**

| | | |
|---|---|---|
| 1.3.1 | An issuer must provide to the FSA:<br>2) any information that the FSA considers appropriate to protect investors or ensure the smooth operation of the market; and<br>3) any other information or explanation that the FSA may | As soon as possible |

reasonably require to verify whether listing rules are being and have been complied with.

**FSA may require issuer to publish information**

| | | |
|---|---|---|
| 1.3.2 | 1) The FSA may, at any time, require an issuer to publish such information in such form and within such time limits as it considers appropriate to protect investors or to ensure the smooth operation of the market. | Within such time limits as FSA considers appropriate |
| | 2) If an issuer fails to comply with a requirement under paragraph (1) the FSA may itself publish the information (after giving the issuer an opportunity to make representations as to why it should not be published). | |

**Notification when a RIS is not open for business**

| | | |
|---|---|---|
| 1.3.4 | If an issuer is required to notify information to a RIS at a time when a RIS is not open for business it must distribute the information to: | As soon as possible |
| | 1) not less than two national newspapers in the United Kingdom; | |
| | 2) two newswire services operating in the United Kingdom; and | |
| | 3) a RIS for release as soon as it opens. | |

**Equivalent information**

| | | |
|---|---|---|
| 1.4.4 | An issuer whose securities are listed on an overseas investment exchange operating in a non-EEA state, must notify to a RIS information equivalent to that notified to the market of a non-EEA state if the information may be of importance to evaluate the securities listed by the FSA. | As soon as possible |
| | (*LR 1.4.4R is an addition to information that is required to be disclosed under the disclosure rules*) | |

**<u>Chapter 3 – Listing Applications</u>**

**<u>3.5 Block listing and formal application</u>**

**Block listing**

| | | |
|---|---|---|
| 3.5.6 | Every six months the applicant must notify a RIS of the | Every six |

details of the number of securities covered by the block listing which have been allotted in the previous six months, using the Block Listing Six Monthly Return. A copy of the notification must also be lodged with the FSA.

months

## Chapter 5 – Suspending, Cancelling and Restoring Listing

### 5.2 Cancelling listing

**Cancellation of listing of equity securities**

5.2.5 Subject to the provisions of the Listing Rules, an issuer that wishes the FSA to cancel the listing of any of its equity securities with a primary listing must:

1) send a circular to the holders of the securities. The circular must:

   a) comply with the requirements of LR 13.3.1R and LR 13.3.2R (*relating to contents of circulars*);

   b) be submitted to the FSA for approval prior to publication; and

   c) include the anticipated date of cancellation (which must not be less than 20 business days following the passing of the resolutions referred to in sub-paragraph 2 below).

2) obtain, at a general meeting, the prior approval of a resolution for the cancellation from a majority of not less than 75% of the holders of the securities as (being entitled to do so) vote in person or, where proxies are allowed, by proxy; and

3) notify a RIS, at the same time as the circular is despatched to the relevant security holders, of the intended cancellation and of the notice period and meeting; and

4) also notify an RIS of the passing of the resolution in accordance with LR 9.6.19R (*see LR 9.6.19 set out below*).

5.2.6 An issuer is not required to seek the prior approval of the holders of the securities for which a cancellation is being sought in accordance with LR 5.2.5 R (2) if the securities are admitted to trading on a regulated market in the EU

before the cancellation takes effect.

5.2.7 LR 5.2.5R (2) will also not apply where an issuer of equity securities with a primary listing notifies a RIS;

1) that the financial position of the issuer or its group is so precarious that, but for the proposal referred to in LR 5.2.7R (2), there is no reasonable prospect that the issuer will avoid going into formal insolvency proceedings;

2) that there is a proposal for a transaction, arrangement or other form of reconstruction of the issuer or its group which is necessary to ensure the survival of the issuer or its group and the continued listing would jeopardise the successful completion of the proposal;

3) explaining;

   a) why the cancellation is in the best interests of those to whom the issuer or its directors have responsibilities (including the bodies of securities holders and creditors, taken as a whole); and

   b) why the approval of shareholders will not be sought prior to the cancellation of listing; and

4) giving at least 20 business days notice of the intended cancellation.

**Requirements for cancellation of other securities**

5.2.8 An issuer that wishes the FSA to cancel the listing of listed securities (other than equity securities with a primary listing) must notify a RIS, giving at least 20 business days notice of the intended cancellation but is not required to obtain the approval of the holders of those securities contemplated in LR 5.2.5R (2).

5.2.9 Issuers with debt securities falling under LR 5.2.8R must also notify, in accordance with the terms and conditions of the issue of those securities, holders of those securities or a representative of the holders, such as a trustee, of intended cancellation of those securities, but the prior approval of the holders of those securities in a general meeting need not be obtained.

**Cancellation in relation to takeover offers**

5.2.10 A circular need not be sent to holders of listed securities where that listing is intended to be cancelled, and the prior approval of the holders of those securities in a general meeting need not be obtained, when, in the case of a takeover offer:

1) the offeror has by virtue of its shareholdings and acceptances of the offer, acquired or agreed to acquire issued share capital carrying 75% of the rights of the issuer; and

2) the offeror has stated in the offer document or any subsequent circular sent to the security holders that a notice period of not less than 20 business days prior to cancellation will commence either on the offeror attaining the required 75% as described in LR 5.2.10R (1) or on the first date of issue of compulsory acquisition notices under Section 429 of the Companies Act 1985.

5.2.11 In the circumstances of LR 5.2.10R, the company must notify the security holders that the required 75% has been attained and that the notice period has commenced and of the anticipated date of cancellation or the explanatory letter or other material accompanying the Section 429 notice must state that the notice period has commenced and the anticipated date of cancellation.

## 5.3 Requests to cancel or suspend

**Information to be included in request to suspend or cancel**

| | | |
|---|---|---|
| 5.3.3 | Announcements the issuer proposes to notify to a RIS announcing the suspension or cancellation should be issued. | After the dealing notice issued on an RIS announcing the suspension or cancellation |

**Withdrawing request**

| | | |
|---|---|---|
| 5.3.7 | 3) If an issuer has published either a statement or a circular that states that the issuer is, or intends, to seek a suspension or cancellation and the issuer no longer intends to do so, it should notify a RIS with a statement | As soon as possible |

to that effect.

## 5.5 Miscellaneous

**Suspension, cancellation or restoration by overseas exchange or authority**

5.5.2 An issuer must inform the FSA if its listing has been suspended, cancelled or restored by an overseas exchange or overseas authority.

5.5.3 3) If a secondary listed issuer requests a suspension, cancellation or restoration of the listing of its securities, after a suspension, cancellation or restoration on its home exchange, the issuer should send to the FSA written confirmation:

a) that the suspension, cancellation or restoration of listing on its home exchange has become effective; or

b) if it has not yet become effective, of the time and date it is proposed to become effective.

## Chapter 9 – Continuing Obligations

## 9.2 Requirements with continuing application

**Admission to trading**

9.2.2 A listed company must inform the FSA in writing if it has: — As soon as possible

1) requested a RIE to admit or re-admit any of its listed equity securities or listed preference shares to trading: or

2) requested a RIE to cancel or suspend trading of any of its listed equity securities or listed preference shares: or

3) been informed by a RIE that trading of any of its listed equity securities or listed preference shares will be cancelled or suspended.

9.2.10 Where clearance is given to a person to deal in exceptional circumstances (pursuant to paragraph 9 of the Model Code) in a close period, the notification to a RIS required by DR 3.1.4R must also include a statement of the exceptional circumstances.

### Amendments to constitution

| | | |
|---|---|---|
| 9.2.14 | A listed company must lodge two copies of any proposed amendment to its constitution with the FSA. | No later than when it sends the notice convening the meeting to decide on the amendment |

## 9.3 Continuing obligations – holders

### Prescribed information to holders

9.3.3 A listed company must ensure that at least in each EEA State in which its equity securities or preference shares are listed all the necessary facilities and information are available to enable holders to exercise their rights. In particular it must:

1) inform holders of meetings which they are entitled to attend;

2) enable them to exercise their vote, where applicable; and

3) publish notices or distribute circulars giving information on:

a) the allocation and payment of dividends and/or interest;

b) the issue of new securities, including arrangements for the allotment, subscription, conversion or exchange of such securities; and

c) redemption or repayment of the securities.

### Proxy forms

9.3.6 A listed company must ensure that a proxy form:

1) is sent with the notice convening a meeting of holders of listed shares to each person entitled to vote at the meeting;

2) provides for at least two-way voting on all resolutions intended to be proposed (except that it is not necessary to provide proxy forms with two-way voting on

procedural resolutions);

3) states that a shareholder is entitled to appoint a proxy of his own choice and that it provides a space for insertion of the name of the proxy: and

4) states that if it is returned without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.

**Proxy forms for re-election of retiring directors**

9.3.7 A listed company must ensure that, if the resolutions to be proposed include the re-election of retiring directors and the number of retiring directors standing for re-election exceeds five, the proxy form gives shareholders the opportunity to vote for or against the re-election of the retiring directors as a whole but may also allow votes to be cast for or against the re-election of the retiring directors individually.

**Communications with holders of bearer shares**

9.3.8 1) A listed company required to communicate with holders of its listed bearer shares must publish an advertisement in at least one national newspaper referring to the communication and giving the address or addresses from which copies of the communication can be obtained.

2) A listed company is not required to comply with paragraph (1) if:

a) the listed bearer shares are in global form; and

b) the listed company can confirm that notices will be transmitted as soon as possible to all holders.

**9.5 Transactions**

**Rights issue**

| | | |
|---|---|---|
| 9.5.5 | A listed company must ensure that for a rights issue the following are notified to a RIS: | As soon as possible. |

1) the issue price and principal terms of the issue; and

2) the results of the issue and, if any rights not taken up are sold, details of the sale, including the date and price per share.

**Open offers**

9.5.8 A listed company must ensure that in relation to communicating information on an open offer:

2) the circular dealing with the offer must not contain any statement that might be taken to imply that the offer gives the same entitlements as a rights issue.

**Discounts not to exceed 10%**

9.5.10 4) The listed company must notify a RIS as soon as possible after it has agreed the terms of the offer or placing. As soon as possible

**Offer for sale or subscription**

9.5.11 A listed company must ensure that for an offer for sale or an offer for subscription of equity securities:

1) letters of allotment or acceptance are all issued simultaneously and numbered serially (and, where appropriate, split and certified by the issuer's registrars);

3) letters of regret are posted at the same time or not later than three business days after the letters of allotment or acceptance.

**Reconstruction or refinancing**

9.5.12 1) If a listed company produces a circular containing proposals relating to a reconstruction or a re-financing, the circular must be produced in accordance with LR 13.3 and must include a working capital statement.

2) The requirement set out in paragraph (1) does not apply to a venture capital trust or an investment entity listed in accordance with LR 15.

3) The working capital statement required by paragraph (1) must be prepared in accordance with item 3.1 of Annex 3 of the PD Regulation and on the basis that the reconstruction or the re-financing has taken place.

### Further issues

| | | |
|---|---|---|
| 9.5.14 | When shares of the same class as shares that are listed are allotted, an application for admission to listing of such shares must be made. | As soon as possible and in any event within one month of the allotment. |

## 9.6 Notifications

### Copies of documents

| | | |
|---|---|---|
| 9.6.1 | A listed company must forward to the FSA, for publication through the document viewing facility, two copies of all circulars, notices, reports or other documents to which the listing rules apply. | At the same time as they are issued |
| 9.6.2 | A listed company must forward to the FSA, for publication through the document viewing facility, two copies of all resolutions passed by the listed company other than resolutions concerning ordinary business at an annual general meeting. | As soon as possible after the relevant general meeting |
| 9.6.3 | 1) A listed company must notify a RIS when a document has been forwarded to the FSA under LR 9.6.1R or LR 9.6.2R unless the full text of the document is provided to the RIS.<br>2) A notification made under paragraph (1) must set out where copies of the relevant documents can be obtained. | As soon as possible |

### Notifications relating to capital

| | | |
|---|---|---|
| 9.6.4 | A listed company must notify a RIS (unless otherwise indicated) of the following information relating to its capital:<br>1) any proposed change in its capital structure including the structure of its listed debt securities, save that an announcement of a new issue may be delayed while marketing or underwriting is in progress;<br>2) any change in the rights attaching to any class of its listed shares or to any of its listed equity securities which are convertible into equity shares; | As soon as possible |

| | | |
|---|---|---|
| | 3) any redemption of listed shares including details of the number of shares redeemed and the number of shares of that class outstanding following the redemption; | |
| | 4) any extension of time granted for the currency of temporary documents of title: | |
| | 5) the effect, if any, of any issue of further securities on the terms of exercise of rights under options, warrants and other securities convertible into equity shares; and | |
| | 6) the results of any new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities. | |
| 9.6.5 | A listed company must notify a RIS of the basis of equity securities offered:<br><br>1) generally to the public for cash; or<br><br>2) by way of an open offer to shareholders. | As soon as possible |

**Notification of major interests in shares**

| | | |
|---|---|---|
| 9.6.7 | A listed company must notify a RIS of any information disclosed to it in accordance with sections 198 to 208 of the Companies Act 1985 (relating to the obligation to disclose certain major interests in the share capital of a company). The notification must also include the following details:<br><br>1) the date on which the information was disclosed to the company; and<br><br>2) the date on which the transaction was effected, if known. | As soon as possible and in any event by the end of the business day following receipt of the information |
| 9.6.8 | A listed company must notify a RIS of any information obtained by it pursuant to section 212 of the Companies Act 1985 (relating to persons interested in shares) or otherwise, where it is apparent that an interest exists or has been increased or reduced or ceased to exist and should have been disclosed under sections 198 to 208 of the Companies Act 1985 but has not previously been disclosed | As soon as possible and in any event by the end of the business day following receipt of the information |
| 9.6.9 | The requirement to make a notification under LR 9.6.7R | |

| | | |
|---|---|---|
| | and LR 9.6.8R will be deemed to be discharged if the relevant interest has been notified to a RIS pursuant to the disclosure provisions of the Takeover Code or the SAR's. | |
| 9.6.10 | An overseas company with a primary listing should notify a RIS of information equivalent to that required by LR 9.6.7R and LR 9.6.8R whenever it becomes aware of such information. | As soon as possible |

**Notification of board changes and directors' details**

| | | |
|---|---|---|
| 9.6.11 | A listed company must notify a RIS of any change to the board including:<br>1) the appointment of a new director stating the appointee's name and whether the position is executive, non-executive or chairman and the nature of any specific function or responsibility of the position;<br>2) the resignation, removal or retirement of a director (unless the director retires by rotation and is re-appointed at a general meeting of the listed company's shareholders);<br>3) important changes to the role, functions or responsibilities of a director; and<br>4) the effective date of the change if it is not with immediate effect. | As soon as possible and in any event by the end of the business day following the decision or receipt of notice about the change by the company |
| 9.6.12 | If the effective date of the board change is not yet known, the notification required by LR 9.6.11R should state this fact and the listed company should notify a RIS as soon as the effective date has been decided. | |
| 9.6.13 | A listed company must notify a RIS of the following information in respect of any new director appointed to the board.<br>1) details of all directorships held by the director in any other publicly quoted company at any time in the previous five years, indicating whether or not he is still a director;<br>2) any unspent convictions in relation to indictable offences;<br>3) details of any receiverships, compulsory liquidations, | As soon as possible following the decision to appoint the director and in any event within five business days of the decision. |

creditors voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the director was an executive director at the time of, or within the 12 months preceding, such events;

4) details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the director was a partner at the time of, or within the 12 months preceding, such events;

5) details of receiverships of any asset of such person or of a partnership of which the director was a partner at the time of, or within 12 months preceding, such event; and

6) details of any public criticisms of the director by statutory or regulatory authorities (including designated professional bodies) and whether the director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company,

| | | |
|---|---|---|
| 9.6.14 | A listed company must notify a RIS of any changes in the information set out in LR 9.6.13R(1) - (6) in respect of any current director. | As soon as possible |
| 9.6.15 | If no information is required to be disclosed pursuant to LR 9.6.13R, the notification required by LR 9.6.13R should state this fact. | |

**Notification of lock-up arrangements**

| | | |
|---|---|---|
| 9.6.16 | A listed company must notify a RIS of information relating to the disposal of equity shares under an exemption allowed in the lock-up arrangements disclosed in accordance with PD Regulations. | As soon as possible |
| 9.6.17 | A listed company must notify a RIS of the details of any variation in the lock-up arrangements disclosed in accordance with PD Regulations or any subsequent announcement. | |

**Notification of shareholder resolutions**

| | | |
|---|---|---|
| 9.6.18 | A listed company must notify a RIS of all resolutions | As soon as |

| | | |
|---|---|---|
| | passed by the company other than resolutions concerning ordinary business passed at an annual general meeting. | possible after a general meeting |

**Change of name**

| | | |
|---|---|---|
| 9.6.19 | A listed company which changes its name must:<br><br>1) notify a RIS of the change, stating the date on which it has taken effect;<br><br>2) inform the FSA in writing of the change; and<br><br>3) where the listed company is incorporated in the United Kingdom, send the FSA a copy of the revised certificate of incorporation issued by the Registrar of Companies. | As soon as possible |

**Change of accounting date**

| | | |
|---|---|---|
| 9.6.20 | A listed company must notify a RIS of:<br><br>1) any change in its accounting reference date; and<br><br>2) the new accounting reference date. | As soon as possible |
| 9.6.21 | A listed company must prepare and publish a second interim report in accordance with LR 9.9 if the effect of the change in the accounting reference date is to extend the accounting period to more than 14 months. | |
| 9.6.22 | The second interim report must be prepared and published in respect of either:<br><br>1) the period up to the old accounting reference date; or<br><br>2) the period up to a date not more than six months prior to the new accounting reference date. | |

**9.7 Preliminary statement of annual results and dividends**

| | | |
|---|---|---|
| 9.7.1 | 1) A listed company must publish its preliminary statement of annual results after approval. | As soon as possible |
| | 2) A listed company must approve and publish its preliminary statement of annual results. | Within 120 days of the end of the period to |

| | | |
|---|---|---|
| | | which it relates |
| 9.7.2 | A listed company must notify a RIS after the board has approved the following matters:<br><br>1) a preliminary statement of the annual results.<br><br>2) any decision to pay or make any dividend or other distribution on listed equity or to withhold any dividend or interest payment on listed securities. | As soon as possible |

## 9.8 Annual report and accounts

**Publication of annual report and accounts**

| | | |
|---|---|---|
| 9.8.1 | 1) A listed company must publish its annual report and accounts after they have been approved. | As soon as possible |
| | 2) A listed company must approve and publish its annual report and accounts. | Within six months of the end of the financial period to which they relate |
| 9.8.3 | A listed company must publish both own accounts and consolidated accounts if the own accounts contain additional significant information. | |

## 9.9 Half-yearly reports

| | | |
|---|---|---|
| 9.9.1 | A listed company must prepare a report, on a group basis where relevant, on its activities and profit or loss for the first six months of each financial year. | |
| 9.9.3 | 1) A listed company must publish its half-yearly report after it has been approved. | As soon as possible |
| | 2) A listed company must approve and publish its half-yearly report. | Within 90 days of the end of the period to which it relates |
| 9.9.4 | A listed company must notify a RIS of the publication of its half-yearly report after its approval by the board. | As soon as possible |

9.9.5 A listed company must either:

1) send the half-yearly report to holders of its listed securities; or

2) insert the half-yearly report, as a paid advertisement, in at least one national newspaper.

9.9.6 Where a listed company's shares are listed in another EEA State, the company must simultaneously send the competent authority of each of those other member states a copy of the half-yearly report.

## Chapter 10 – Significant Transactions

### 10.3 Class 3 requirements

**Notification of acquisitions involving the issue of securities**

| | | |
|---|---|---|
| 10.3.1 | 1) If:<br><br>a) a listed company agrees the terms of a class 3 transaction [*a transaction where all percentage ratios are less than 5%*]; and<br>b) the consideration for the acquisition includes the issue of securities for which listing will be sought,<br><br>the company must notify a RIS. | As soon as possible after the terms the acquisition are agreed |

**Notification of other class 3 transactions**

| | | |
|---|---|---|
| 10.3.2 | 1) If:<br><br>a) a listed company agrees the terms of a class 3 transaction of a type other than that referred to in LR 10.3.1R; and<br><br>b) it releases any details to the public,<br><br>it must also notify those details to a RIS. | By no later than the release of details to the public referred to in paragraph (b) |

**10.4 Class 2 requirements**

**Notification of class 2 transactions**

| | | |
|---|---|---|
| 10.4.1 | 1) A listed company must notify a RIS after the terms of a class 2 transaction [*a transaction where any percentage ratio is 5% or more but each is less than 25%*] are agreed. | As soon as possible |

**Supplementary notification**

| | | |
|---|---|---|
| 10.4.2 | 1) A listed company must notify a RIS if, after the notification under LR 10.4.1R, it becomes aware that: | As soon as possible |

a) there has been a significant change affecting any matter contained in that earlier notification: or

b) a significant new matter has arisen which would have been required to be mentioned in that earlier notification if it had arisen at the time of the preparation of that notification.

**10.5 Class 1 requirements**

**Notification and shareholder approval**

10.5.1 A listed company must, in relation to a class 1 transaction [*a transaction where any percentage ratio is 25% or more*]:

1) comply with the requirements of LR 10.4 (Class 2 requirements) for the transaction;

2) send an explanatory circular to its shareholders and obtain their prior approval in a general meeting for the transaction; and

3) ensure that any agreement effecting the transaction is conditional on that approval being obtained.

**10.6 Reverse takeover requirements**

10.6.1 A listed company must in relation to a reverse takeover [*a transaction consisting of an acquisition by a listed company of a business, an unlisted company or assets where any percentage ratio is 100% or more or which would result in a fundamental change in the business or in*

*a change in board or voting control of the listed company*] comply with the requirements of LR 10.5 (Class 1 requirements) for that transaction.

## 10.8 Miscellaneous

**Class 1 disposals by companies in severe financial difficulty**

| | | |
|---|---|---|
| 10.8.4 | An announcement should be notified to a RIS. | No later than the date the terms of disposal are agreed |
| 10.8.6 | 2) The documents should ordinarily be lodged with the FSA:<br><br>a) in draft form; and | At least five clear business days before the terms of the transaction are agreed |
| | b) in final form. | On the day on which approval is sought |

## Chapter 11 – Related Party Transactions

**Requirements for related party transactions**

11.1.7 If a listed company enters into a related party transaction, the listed company must:

1) make an announcement in accordance with LR 10.4.1R (Notification of class 2 transactions) that contains the details required by that rule and also:

    a) the name of the related party; and

    b) details of the nature and extent of the related party's interest in the transaction or arrangement;

2) send a circular to its shareholders;

3) obtain the approval of its shareholders for the transaction or arrangement either:

    a) before it is entered into; or

b) if the transaction or arrangement is expressed to be conditional on that approval, before it is completed; and

4) ensure that the related party:

a) does not vote on the relevant resolution; and

b) takes all reasonable steps to ensure that the related party's associates do not vote on the relevant resolution.

11.1.8 If a meeting of the listed company has been called to approve a transaction or arrangement and, after the date of the notice of meeting but before the meeting itself, a party to that transaction or arrangement has become a related party, then to comply with LR 11.17 the listed company should:

1) ensure that the related party concerned does not vote on the relevant resolution and that the related party takes all reasonable steps to ensure that its associates do not vote on the relevant resolution; and

2) send a further circular, for receipt by shareholders containing any information required by LR 13.3 and LR 13.6 that was not contained in the original circular with the notice of meeting.

At least one clear business day before the last time for lodging proxies for the meeting

**Modified requirements for smaller related party transactions**

11.1.10 2) Where this rule applies [*to a related party transaction where each of the percentage ratios is less than 5%, but one or more of the percentage ratios exceeds 0.25%*], LR 11.1.7R does not apply but instead the listed company must before entering into the transaction or arrangement (as the case may be):

a) inform the FSA in writing of the details of the proposed transactions or arrangement;

b) provide the FSA with written confirmation from an independent adviser acceptable to the FSA that the terms of the proposed transaction or arrangement

with the related party are fair and reasonable as far as the shareholders of the listed company are concerned; and

c) undertake in writing to the FSA to include details of the transaction or arrangement in the listed company's next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances.

## Chapter 12 – Dealing on own Securities and Treasury Shares

### 12.4 Purchase of own equity shares

**Notification prior to purchase**

| | | |
|---|---|---|
| 12.4.4 | 1) Any decision by the board to submit to shareholders a proposal for the listed company to be authorised to purchase its own equity shares must be notified to a RIS.<br><br>2) A notification required by paragraph (1) must set out whether the proposal relates to:<br><br>a) specific purchases and if so, the names of the persons from whom the purchases are to be made: or<br><br>b) a general authorisation to make purchases. | As soon as possible |
| 12.4.5 | A listed company must notify a RIS of the outcome of the shareholders' meeting to decide the proposal described in LR 12.4.4R. | As soon as possible |

**Notification of purchases**

| | | |
|---|---|---|
| 12.4.6 | Any purchase of a listed company's own equity shares by or on behalf of the company or any other member of its group must be notified to a RIS. | As soon as possible, and in any event by no later than 7.30 a.m. on the business day following the calendar day on which the purchase |

occurred

12.4.9 A circular convening a meeting [*required by a company with listed securities convertible into, or exchangeable for, or carrying a right subscribe for equity shares of the class proposed to be purchased*] must include (in addition to the other information set out in the Listing Rules):

1) a statement of the effect of the conversion on the expectations of holders in terms of attributable assets and earnings, on the basis that the company exercises the authority to purchase its equity shares in full at the maximum price allowed (where the price is to be determined by reference to a future market price the calculation must be made on the basis of market prices prevailing immediately prior to the publication of the circular and that basis must be disclosed); and

2) any adjustments to the rights of the holders which the company may propose (in such a case, the information required under paragraph (1) must be restated on the revised basis).

**12.5 Purchase of own securities other than equity shares**

12.5.1 Where a listed company intends to purchase any of its equity securities (other than equity shares) or preference shares it must:

2) notify a RIS of its decision to purchase unless the purchases will consist of individual transactions made in accordance with the terms of issue of the relevant securities.

**Notification of purchases, early redemption and cancellations**

12.5.2 Any purchases, early redemptions or cancellations of a company's own listed equity securities (other than equity shares) or preference shares, by or on behalf of the company or any other member of its group must be notified to a RIS when an aggregate of 10% of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled, and for each 5% in aggregate of the initial amount of that class acquired thereafter.

As soon as possible and in any event no later than 7.30 a.m. on the business day following the calendar day on which the relevant

threshold is reached or exceeded.

**Warrants and options**

12.5.7 Where, within a period of 12 months, a listed company purchases warrants or options over its own equity shares which, on exercise, convey the entitlement to equity shares representing 15% or more of the company's existing issued shares (excluding treasury shares), the company must send to its shareholders a circular containing the following information:

1) a statement of the directors' intentions regarding future purchases of the company's warrants and options;

2) the number and terms of the warrants or options acquired and to be acquired and the method of acquisition;

3) where warrants or options have been, or are to be, acquired from specific parties, a statement of the names of those parties and all material terms of the acquisition; and

4) details of prices to be paid.

**<u>12.6 Treasury shares</u>**

**Notification of capitalisation issues and of sales, transfers and cancellations of treasury shares**

12.6.3 If by virtue of its holding treasury shares, a listed company is allotted shares as part of a capitalisation issue, the company must notify a RIS of the following information:

1) the date of the allotment;

2) the number of shares allotted;

3) a statement as to what number of shares allotted have been cancelled and what number is being held as treasury shares; and

4) where shares allotted are being held as treasury shares, a statement of:

As soon as possible and in any event by no later than 7.30 a.m. on the business day following the calendar day on which allotment occurred

a) the total number of treasury shares of each class held by the company following the allotment; and

b) the number of shares of each class that the company has in issue less the total number of treasury shares of each class held by the company following the allotment.

12.6.4 Any sale for cash, transfer for the purposes of or pursuant to an employees' share scheme or cancellation of treasury shares by a listed company must be notified to a RIS. The notification must include:

1) the date of the sale, transfer or cancellation;

2) the number of shares sold, transferred or cancelled;

3) the sale or transfer price for each of the highest and lowest prices paid, where relevant; and

4) a statement of:

   a) the total number of treasury shares of each class held by the company following the sale, transfer or cancellation; and

   b) the number of shares of each class that the company has in issue less the total number of treasury shares of each class held by the company following the sale, transfer or cancellation.

As soon as possible and in any event by no later than 7.30 a.m. on the business day following the calendar day on which the sale, transfer or cancellation occurred

## Chapter 13 – Contents of Circulars

### 13.2 Approval of Circulars

**Circulars to be approved**

13.2.1 A listed company must not circulate or publish a circular unless it has been approved by the FSA.

**Circulars not requiring approval**

13.2.2 A circular does not need to be approved under LR 13.2.1R if:

1) it is of a type referred to in LR 13.8 or only relates to a proposed change of name or, in any other case, the FSA has agreed that it does not need to be approved;

2) it complies with LR 13.3 (Contents of all Circulars) and also, if it is a circular referred to in LR 13.8, any relevant requirements in that section; and

3) neither, it nor the transaction or matter to which it relates, has unusual features.

**When circulars about purchase of own equity securities need approval**

13.2.3 1) A circular relating to a resolution to give a listed company authority to purchase its own equity securities must be approved by the FSA under LR13.21R if:

a) the purchase by the company of its own securities is to be made from a related party (whether directly or through intermediaries); or

b) the exercise in full of the authority sought would result in the purchase of 25% or more of the company's issued equity shares (excluding treasury shares).

2) A circular referred to in paragraph (1)(a) does not need to be approved if:

a) a tender is made to all holders of the class of securities on the same terms; or

b) for a market purchase under a general authority granted by shareholders, it is made without prior understanding, arrangement or agreement between the company and any related party.

## 13.8 Other Circulars

**Notices of meetings**

13.8.8 1) When holders of listed equity securities are sent a notice of meeting which includes any business, other than ordinary business at an annual general meeting, an explanatory circular must accompany the notice. If the other business is to be considered at or on the same day as an annual general meeting, the explanation may be incorporated in the directors' report.

2) A circular or other document convening an annual general meeting at which only ordinary business is to

be conducted and, if applicable, any other matter covered by this section is to be considered or proposed, need not be submitted to the FSA for prior approval if, for the other matter to be considered or proposed, the circular or other document complies with the relevant provisions of this section.

---

## COMPANIES ACT 1985

**The Company is also required to file information with the Registrar of Companies pursuant to the Companies Act 1985.**

| | | Applicable Period |
|---|---|---|
| (a) | Certain information is required to be filed on the forms specified by the Companies (Forms) Regulations 1985, as amended. A list of these forms, with a brief description of each, is attached as Appendix 1. | |
| (b) | Annual Report and Accounts. | Within 7 months of year end |
| (c) | Prospectus in respect of public issues. | Prior to issue |
| (d) | Resolutions of the company in general meeting:<br>(i) special resolutions;<br>(ii) extraordinary resolutions; and<br>(iii) elective resolutions or revocation of elective resolutions. | Within 15 days |
| (e) | Resolutions or agreements to resolve by all shareholders of the company, which would otherwise have been required to be passed as either special or extraordinary resolutions (e.g. written resolutions). | Within 15 days |
| (f) | Resolutions or agreements agreed by all the members of a class of shareholders, which would otherwise have required a particular majority; and all resolutions or agreements which are not agreed to by all holders, but which are nonetheless binding on all holders of a particular class of shares. | Within 15 days |
| (g) | A resolution passed by the directors to change the name of a company to include the word "limited", where directed to do so by the Secretary of State. | Within 15 days |

| | | |
|---|---|---|
| (h) | A resolution to give, vary or revoke the authority of directors to allot shares pursuant to the Companies Act 1985, section 80. | Within 15 days |
| (i) | A resolution of the directors under the Companies Act 1985, section 147(2) to alter the memorandum of association of a public company, when it ceases to be a public company through the acquisition of its own shares. | Within 15 days |
| (j) | A resolution to give, vary, revoke or renew a company's authority under the Companies Act 1985, section 166 to purchase its own shares. | Within 15 days |
| (k) | A resolution for the voluntary winding-up of the company passed pursuant to section 84(1)(a) of the Insolvency Act 1986. | Within 15 days |
| (l) | The procedure for an increase in the share capital of a company requires the company to send a copy of the ordinary resolution authorising the increase to the Registrar of Companies together with the notice of the increase. | Within 15 days |

**The Company is also required to make the following information public or publicly available pursuant to the Companies Act 1985.**

| | | |
|---|---|---|
| Section 19 | Copies of Memorandum and Articles. | Upon Shareholder request |
| Sections 89-90 | Communication of pre-emption offers to shareholders. | 21 days prior to the acceptance of the offer |
| Section 110 | Full disclosure to independent value for the purposes of sections 108 and 109. | Prior to publication of valuer's report |
| Section 238 | Publication of accounts and reports. | Not less than 21 days before date of meeting at which these statements are to be laid. |

| | | |
|---|---|---|
| Section 242 | Accounts and reports to be delivered to Registrar of Companies. | Within 7 months of date of meeting at which accounts and reports are to be laid |
| Section 251 | Provision of summary financial statement to shareholders of listed company. | Not less than 21 days before date of meeting at which statement is to be laid |
| Section 274(4) | Interim accounts prepared for a proposed distribution by a public company to be delivered to Registrar of Companies. | Following publication of the accounts |
| Section 273(6) | Initial accounts prepared for a proposed distribution by a public company to be delivered to Registrar of Companies. | Following publication of the accounts |
| Section 376 | Circulation of shareholders' resolutions | Upon request of requisite number of shareholders |
| Section 426 | Information (explanatory statement) on section 425 scheme of arrangement between company and its shareholders/ creditors to be circulated to creditors/ shareholders. | To be sent with notice summoning the meeting |
| Section 431-453 | Investigation of companies and their affairs; requisition of documents. | Upon decision of Secretary of State |

**APPENDIX 1**

**Specified Forms for use for returns to Companies House**

All references to "the Court" mean the High Court of Justice (Chancery Division).

| Form No. | Details of circumstances when used | Time limit for filing |
|---|---|---|
| 6 | Notice of application to the Court for cancellation or alteration to the objects of a company. | 15 days |
| 10 | Statement of first directors and secretary and intended situation of registered office. | On application |
| 12 | Statutory Declaration of compliance with requirements on application for registration of a company. | On application |
| 30(5)(a) | Declaration on application for the registration of a company exempt from the requirement to use the word 'limited' or its Welsh equivalent. | On application |
| 30(5)(b) | Declaration on application for registration under CA 1985, s 680 of a company exempt from the requirement to use the word 'limited' or its Welsh equivalent. | On application |
| 30(5)(c) | Declaration on change of name omitting "limited" or its Welsh equivalent. | On application |
| 43(3) | Application by a private company for re-registration as a public company. | On application |
| 43(3)(e) | Declaration of compliance with requirements by a private company on application for re-registration as a public company. | On application |
| 49(1) | Application by a limited company to be re-registered as unlimited. | On application |
| 49(8)(a) | Members' assent to company being re-registered as unlimited. | On application |
| 49(8)(b) | Form of statutory declaration by directors as to members' assent to re-registration of a company as unlimited. | On application |
| 51 | Application by an unlimited company to be re-registered as a limited. | On application |
| 53 | Application by a public company for re-registration as a private company. | On application |
| 54 | Notice of application made to the Court for the cancellation of a special resolution regarding re-registration. | 28 days |
| 88(2) | Return of allotment(s) of shares. | One month |
| 88(3) | Particulars of a contract relating to shares allotted as fully or partly paid up otherwise than in cash. | One month |
| 97 | Statement of the amount or rate per cent of any commission payable in connection with the subscription of shares. | Before commission is paid |
| 117 | Application by a public company for certificate to | On application |

| Form No. | Details of circumstances when used | Time limit for filing |
|---|---|---|
| | commence business and statutory declaration in support. | |
| 122 | Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, or re-conversion of stocks into shares. | One month |
| 123 | Notice of increase in nominal capital. | 15 days |
| 128(1) | Statement of rights attached to allotted shares. | One month |
| 128(3) | Statement of particulars of variation of rights attached to shares. | One month |
| 128(4) | Notice of assignment of name or new name to any class of shares. | One month |
| 129(1) | Statement by a company without share capital of rights attached to newly created class of members. | One month |
| 129(2) | Statement by a company without share capital of particulars of a variation of members' class rights. | One month |
| 129(3) | Notice by a company without share capital of assignment of a name or other designation to a class of members. | One month |
| 139 | Application by a public company for re-registration as a private company following a Court Order reducing capital. | On application |
| 147 | Application by a public company for re-registration as a private company following cancellation of shares and reduction of nominal value of issued capital. | On application |
| 155(6)a | Declaration in relation to assistance for the acquisition of shares. | 15 days |
| 155(6)b | Declaration by the directors of a holding company in relation to assistance for the acquisition of shares. | 15 days |
| 157 | Notice of application made to the Court for the cancellation of a special resolution regarding financial assistance for the acquisition of shares. | On application |
| 169 | Return by a company purchasing its own shares. | 28 days |
| 173 | Declaration in relation to the redemption or purchase of shares out of capital. | Prior to redemption or purchase |
| 176 | Notice of application to the Court for the cancellation of a resolution for the redemption or purchase of shares out of capital. | 5 weeks |
| 190 | Notice of place where a register of holders of debentures or a duplicate is kept or of any change in that place. | On change occurring |
| 190a | Notice of place for inspection of a register of holders of debenture which is kept in a non-legible form, or of any change in that place. | On change occurring |
| 225 | Change of accounting reference date. | On application but prior to due date for filing accounts |

| Form No. | Details of circumstances when used | Time limit for filing |
|---|---|---|
| 244 | Notice of claim to extension of period allowed for laying and delivering accounts – overseas business or interests. | On application but prior to due date for filing accounts |
| 266(1) | Notice of intention to carry on business as an investment company. | On application |
| 266(3) | Notice that company no longer wishes to be an investment company. | On application |
| 287<br>287(I)<br>287CYM | Notice of change in situation of registered address. | On application |
| 288a<br>288ab(I)<br>288aCYM | Appointment of director or secretary. | 14 days |
| 288b<br>288bCYM | Termination of director or secretary. | 14 days |
| 288c<br>288c(I)<br>288cCYM | Change of particulars for director or secretary. | 14 days |
| 318 | Notice of place where copies of directors' service contracts and any memoranda are kept or any change in that place. | 14 days |
| 325 | Notice of place where register of directors' interests in shares etc. is kept or of any change in that place. | On change |
| 325a | Notice of place for inspection of a register of directors' interests in shares etc. which is kept in a non-legible form, or of any change in that place. | On change |
| 353 | Notice of place where register of members is kept or of any change in that place. | 14 days |
| 353a | Notice of place for inspection of a register of members which is kept in a non-legible form, or of any change in that place. | 14 days |
| 362 | Notice of place where an overseas branch register is kept, of any change in that place, or of discontinuance of any such register. | 14 days |
| 362a | Notice of place for inspection of an overseas branch register which is kept in a non-legible form, or of any change in that place. | 14 days |
| 363a<br>363s<br>363CYM | Annual Return. | Within 28 days of the return date |
| 391 | Notice of passing of resolution removing an auditor. | 14 days |
| 395 | Particulars of a mortgage or charge. | 21 days |
| 397 | Particulars for the registration of a charge to secure a series of debentures. | 21 days |
| 397a | Particulars of an issue of secured debentures in a series. | 21 days |

| Form No. | Details of circumstances when used | Time limit for filing |
|---|---|---|
| 398 | Certificate of registration in Scotland or Northern Ireland of a charge comprising property situate there. | 21 days |
| 400 | Particulars of a mortgage or charge subject to which property has been acquired. | 21 days |
| 403a | Declaration of satisfaction in full or in part of mortgage or charge. | On application |
| 403b | Declaration that part of the property or undertaking charged (a) has been released from the charge; (b) no longer forms part of the company's property or undertaking. | On application |
| 405(1) | Notice of appointment of receiver or manager. | 7 days |
| 405(2) | Notice of ceasing to act as receiver or manager. | On application |
| 600(a) | Notice appointment of a liquidator – voluntary winding-up (members' or creditors') (Insolvency Act 1986, s 109). | 14 days |
| 652a | Application for striking-off. | On application |
| 652c | Withdrawal of application for striking-off. | On application |
| 680a | Application by joint stock company for registration under Part XXII of the Companies Act 1985, and Declaration and related statements. | On application |
| 680b | Application by a company which not a joint stock company for registration under Part XXII of the Companies Act 1985, and Declaration and related statements. | On application |
| 684 | Registration under Part XXII of the Companies Act 1985; List of members – existing joint stock company. | Prior to forms 680a and b |
| 685 | Declaration on application by a joint stock company for registration as a public company. | On application |
| 686 | Registration under Part XXII of the Companies Act 1985; Statutory Declaration verifying list of members. | Prior to forms 680a and b, 684 and 685 |
| 691 | Return and declaration delivered for registration of a place of business of an overseas company. | On month commencing business |
| 692(1)(a) | Return of alteration in the charter, statutes, etc. of an overseas company. | 21 days |
| 692(1)(b) | Return of alteration in the directors or secretary of an overseas company or in their particulars. | 21 days |
| 692(1)(c) | Return of alteration in the names or addresses of persons resident in Great Britain authorised to accept service on behalf of an overseas company. | 21 days |
| 692(2) | Return of change in the corporate name of an overseas company. | 21 days |
| 694(4)(a) | Statement of name, other than corporate name, under which an overseas company proposes to carry on business in Great Britain | On application |

| Form No. | Details of circumstances when used | Time limit for filing |
|---|---|---|
| 695A(3) | Notice of closure of a branch of an overseas company. | On application |
| 694(4)(b) | Statement of name, other than corporate name, under which an overseas company proposes to carry on business in Great Britain in substitution for name previously registered. | On application |
| 703P(1) | Return by an overseas company that the company is being wound up. | 14 days |
| 703P(3) | Notice of appointment of a liquidator of an overseas company. | 14 days |
| 703P(5) | Notice by the liquidator of an overseas company concerning the termination of liquidation of the company. | 14 days |
| 703Q(1) | Return by an overseas company which becomes subject to insolvency proceedings, etc. | 14 days |
| 703Q(2) | Return by an overseas company on cessation of insolvency proceedings, etc. | 14 days |
| 723S | Notification of details of usual residential address following grant of Confidentiality Order. | On application |
| 723 (change) | Notification of change of usual residential address. | 14 days |
| 723(SR) | LLP Notification of details of usual residential address following grant of Confidentiality Order. | On application |

**Part 2- Australian disclosure obligations**

***Note: In the table below, "s" refers to a section of the Corporations Act 2001 (Cwlth) and "LR" refers to the ASX Listing Rules.***

| | | |
|---|---|---|
| **1.** | Item: | Appendix 4E of the ASX Listing Rules (Annual Preliminary Final Report) |
| | Date Required: | Immediately all of the information or documents become available and no later than two months after the end of the accounting period.<br><br>*Note: Once the Henderson Group plc become aware of any circumstances which are likely to materially affect the results or other information contained in the preliminary final report, the Henderson Group plc must immediately give ASX an explanation of the circumstances and the effects the circumstances are expected to have on the Henderson Group plc's current or future financial performance or financial position.* |
| | Entity Requiring: | ASX |
| | Source: | 4.3A, B, C, D |
| **2.** | Item: | Half Yearly Report and Appendix 4D of the ASX Listing Rules |
| | Date Required: | Immediately all of the information or documents become available and no longer than the time the Henderson Group plc lodges any accounts with the regulatory authorities in the UK. It must do so in any event no later than 2 months after the end of the accounting period. |
| | Entity Requiring: | ASX. |
| | Source: | LR 4.2A.2, LR 4.2A.3, LR 4.2B, |
| **3.** | Item: | Annual Documents – Balance Sheet, Cash Flow Statement, Profit and Loss, and Accompanying Notes. |
| | Date Required: | Within 3 months of end of financial year (disclosure to ASX) and at least once in each calendar year and at intervals of not more than 15 months (ASIC). |
| | Entities Requiring: | ASIC, ASX |
| | Source: | LR 4.5.2 and s601CK |

4. Item: Annual Return

Date Required: Within 1 month after the date to which it is made up.

Entity Requiring: ASIC

Source: s601CK(10)

5. Item: Notification of any information known to the Henderson Group plc which a reasonable person would expect to have a material effect on the price or value of the Henderson Group plc's securities (subject to certain exclusions)

Date Required: Immediately upon becoming aware of the information.

Entity Requiring: ASX

Source: LR 3.1

6. Item: Information needed to correct or prevent a false market in the Henderson Group plc securities.

Date required: If requested by ASX

Entity Requiring: ASX

Source: LR 3.1B

7. Item: Notification of certain information and documentation relating to:

- takeovers of or by the Henderson Group plc (or its subsidiaries or entities it controls);
- (b) buy-backs of the Henderson Group plc's shares;
- (c) options issued by the Henderson Group plc, and;
- (d) meetings of security holders of the Henderson Group plc (including the outcome of each resolution put to such a meeting and the contents of any prepared announcement that will be delivered at such a meeting). If directors are to be elected at a shareholders meeting, the Henderson Group plc must tell ASX the date of the meeting at least 5 business days before the closing date for nominations.

Date required: Various

Entity Requiring: ASX

Source: LR 3.2, 3.3, 3.4, 3.8A, 3.9 3.11, 3.13

**8.** Item: Notification of (a) details of any reorganisation to be made to the Company's capital, (b) details of a call to be made on Henderson Group plc's shares, (c) details of a proposed issue of securities by the Henderson Group plc, (d) a copy of any disclosure document or prospective lodged by the Henderson Group plc with the ASIC, (f) details of any issue of securities that has been made by the Henderson Group plc, (g) details of this exercise by an underwriter of a right to avoid or change the underwriter's obligations to the Henderson Group plc, (h) in the case of convertible securities, details of an event giving rise to a right of conversion or exercise and details of the conversion or exercise period.

Date Required: Immediately upon occurrence

Entity Requiring: ASX

Source: LR 3.10

**9.** Item: Notification of any (a) change in the address, telephone number or facsimile number of the registered office or principal place of business or administrative office of the Henderson Group plc, (b) change of address of an office at which a register of Henderson Group plc's securities is kept, (c) any proposal to cease operating an Australian register of Henderson Group plc's securities or a register of depository receipts and the address of the register (or sub-register) on which securities will be recorded, and (d) change in the opening hours of the registered office.

Date required: Immediately upon occurrence for disclosure to ASX.

Within 28 days for disclosure to ASIC (except for notification of a change of address or office hours of the Henderson Group plc's registered office in Australia which must be provided within 7 days after the change).

Entity Requiring: ASIC, ASX

Source: LR 3.14, LR 3.15, s601CT

**10.** Item: Notification of appointment of change of chairperson (required only by ASX), chief executive officer (required only by ASX), director, alternate director, company secretary or auditor of the Henderson Group plc, or a change in the personal details of a director, alternate director or company secretary.

Date Required: ASX, immediately

| | |
|---|---|
| | ASIC requires notification within 28 days of the change. |
| Entity Requiring: | ASIC, ASX |
| Source: | LR 3.16, s.601CV |
| **11.** Item: | Details of any loan included in the Henderson Group plc's assets |
| Date required: | Upon request by ASX |
| Entity Requiring: | ASX |
| Source: | LR 3.18 |
| **12.** Item: | Details of the interests of the Henderson Group plc directors in securities of the Henderson Group plc or a related body corporate of Henderson Group plc and contracts to which a director is a party or under which a director is entitled to a benefit and that confer a right to call for or deliver shares in debentures of, or interests in a managed investment scheme made available by the Henderson Group plc or a related body corporate. |
| Date Required: | No more that 5 business days after the director's appointment, change in interest or retirement. |
| Entity Requiring: | ASX |
| Source: | LR 3.19A |
| **13.** Item: | A proposed record date or any changes to a proposed record date |
| Date Required: | Immediately, and not less than 7 business days prior to the record date |
| Entity Requiring: | ASX |
| Source: | LR 3.20 |
| **14.** Item: | Copies of any documents sent to holders of securities of the Henderson Group plc |
| Date Required: | Immediately upon distribution |

| | |
|---|---|
| Entity Requiring: | ASX |
| Source: | LR 3.17 |

| | |
|---|---|
| **15.** Item: | Drafts of a proposed amended constitution, proposed amended document setting out the terms of debt securities or convertible debt securities, notices of meetings which contain a resolution for an issue of securities, and documents to be sent to persons:<br>• who are entitled to participate in a new issue under an arrangement or reconstruction;<br>• on whose securities a call is to be made or an instalment is due;<br>• whose quoted options are about to expire; or<br>• who are Henderson Group plc shareholders, in connection with seeking an approval under the listing rules. |
| Date Required: | Before the document is distributed. Henderson Group plc must not finalise the document until ASX tells it that ASX does not object. |
| Entity Requiring: | ASX |
| Source: | LR 15.1 |

| | |
|---|---|
| **16.** Item: | A copy of the Henderson Group plc's constitution, any documentation setting out the terms of debt securities or convertible debt securities and a copy of the consolidated, amended constitution or documents setting out the terms of debt securities or convertible debt securities after each amendment has been made. |
| Date Required: | Upon adoption. (ASIC requires lodgement of any changes to the Henderson Group plc's constitution to be provided within 1 month after the change). |
| Entity Requiring: | ASX.<br>ASIC only in relation to any amendments of the Henderson Group plc's constitution. |
| Source: | LR 15.4.2, s601CV |

| | |
|---|---|
| **17.** Item: | Change in details of local agents(s) of Henderson Group plc |
| Date Required: | no later than 1 month after change |
| Entity Requiring: | ASIC |

| | |
|---|---|
| Source: | s601CG(4), s601CV(l)(d)(ii) and (iii) |
| **18.** Item: | Any change in the Henderson Group plc's company name |
| Date Required: | no later than 14 days after the change |
| Entity Requiring: | ASIC |
| Source: | s601DH |
| **19.** Item: | Annual report |
| Date Required: | The first day the Report is sent to security holders. |
| Entity Requiring: | ASX: 1 x electronic lodgement (LR 4.7)<br>2 x hard copies (LR 15.4.1) |
| Source: | LR 4.7, 15.4.1 |